AH 5-30-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.



03054379

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FINANCIAL SOLUTIONS INTERNATIONAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 PGA BOULEVARD, SUITE 301
(No. and Street)

PALM BEACH GARDENS	FLORIDA	33410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE PREVOST — 561-624-0594
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name - if individual, state last, first, middle name)

2699 SOUTH BAYSHORE DRIVE	MIAMI	FLORIDA	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCIAL SOLUTIONS INTERNATIONAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002





KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
Financial Solutions International, L.L.C.
Palm Beach Gardens, Florida

We have audited the accompanying statement of financial condition of Financial Solutions International, L.L.C. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Solutions International, L.L.C. as of December 31, 2002, in conformity with accounting principles accepted in the United States of America.



Miami, Florida
January 24, 2003

FINANCIAL SOLUTIONS INTERNATIONAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 5)	$	30,741
INVESTMENT ADVISORY FEES RECEIVABLE		11,353
RECEIVABLE FROM BROKER (NOTE 5)		1,503
PROPERTY AND EQUIPMENT (NOTE 2)		11,966
OTHER ASSETS		12,912
	$	68,475

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	13,018
LEASE COMMITMENTS (NOTE 3)		
MEMBERS' EQUITY		55,457
	$	68,475

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Financial Solutions International, L.L.C., (the Company) is a broker of various types of equity, debt, and mutual fund instruments. The Company acts in an agency capacity, buying and selling these instruments for its customers, nationwide, and charging a commission. The Company also provides investment advisory services.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon estimated useful lives of three to seven years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

Income Taxes

The Company is organized as a Florida limited liability company and, accordingly, is not subject to federal or state income taxes. The income or loss of the Company is includable in the tax returns of its members.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Office equipment	$	2,220
Furniture and fixtures		5,269
Computer equipment		7,994
Less: accumulated depreciation		(3,517)
	$	11,966

NOTE 3. LEASE COMMITMENTS

The Company is obligated under a non-cancelable lease agreement, expiring in August 2008, for its current office facility in Palm Beach Gardens, Florida.

Approximate net future minimum payments under the non-cancelable leases for the years subsequent to December 31, 2002, are as follows:

2003	$	53,000
2004		53,000
2005		53,000
2006		53,000
2007		53,000
Thereafter		31,000
	$	296,000

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $19,226 which exceeded requirements by $14,226, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.68 to 1.

NOTE 5. RISK CONCENTRATIONS

Cash Concentration

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by Bear Stearns, whose principal office is in New York City. At December 31, 2002, the receivable from broker in the accompanying statement of financial condition is due from this brokerage firm.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com